   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 1999.

                                                      REGISTRATION NO. 333-92743
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
             (Exact Name of Registrant as Specified in Its Charter)

                   MARYLAND                                      84-1259577
       (State or Other Jurisdiction of                        (I.R.S. Employer
        Incorporation or Organization)                      Identification No.)

          COLORADO CENTER, TOWER TWO                         PETER K. KOMPANIEZ
        2000 SOUTH COLORADO BOULEVARD,                  PRESIDENT AND VICE CHAIRMAN
                 SUITE 2-1000                            OF THE BOARD OF DIRECTORS
            DENVER, COLORADO 80222                        APARTMENT INVESTMENT AND
 (Address, Including Zip Code, and Telephone                 MANAGEMENT COMPANY
                   Number,                               COLORADO CENTER, TOWER TWO
 Including Area Code, of Principal Executive    2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                   Offices)                                DENVER, COLORADO 80222
                                                               (303) 757-8101
                                                  (Name, Address, Including Zip Code, and
                                                             Telephone Number,
                                                 Including Area Code, of Agent For Service)

                             ---------------------
                                    Copy to:

                           JONATHAN L. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             300 SOUTH GRAND AVENUE
                                   SUITE 3400
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000
                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

    If the Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
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                                                          PROPOSED MAXIMUM       PROPOSED MAXIMUM
                                        AMOUNT TO          OFFERING PRICE       AGGREGATE OFFERING        AMOUNT OF
 TITLE OF SHARES TO BE REGISTERED     BE REGISTERED         PER UNIT(1)               PRICE           REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value
$.01 per share....................       510,613               $36.81              $18,795,664             $4,962
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 457(c) under the Securities Act of 1933, as
    amended, based on the average of the high and low prices on December   ,
    1999.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

PROSPECTUS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           Colorado Center, Tower Two
                  2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101

                         SHARES OF CLASS A COMMON STOCK

     The selling stockholders described in this prospectus may offer and sell from time to time up to 510,613 shares of Class A Common Stock of Apartment Investment and Management Company. Apartment Investment and Management Company will not receive any proceeds from the sale of such shares of Class A Common Stock.

     The selling stockholders may sell the Class A Common Stock offered hereby from time to time on the New York Stock Exchange or such other national securities exchange or automated interdealer quotation system on which shares of Class A Common Stock are then listed, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at negotiated prices.

     The Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV." On December 9, 1999, the average of the high and low prices of the Class A Common Stock on the NYSE was $36.81 per share.

INVESTING IN THE CLASS A COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               December 15, 1999

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
THE COMPANY.................................................

RISK FACTORS................................................
  Risks of Acquisition and Development Activities...........
  Risks Associated With Debt Financing......................
  Increases in Interest Rates May Increase Our Interest
     Expense................................................
  Covenant Restrictions May Limit Our Ability to Make
     Payments to Our Investors..............................
  We Depend on Distributions and Other Payments from Our
     Subsidiaries...........................................
  Real Estate Investment Risks..............................
  Possible Environmental Liabilities........................
  Laws Benefitting Disabled Persons May Result in
     Unanticipated Expenses.................................
  Risks Relating to Regulation of Affordable Housing........
  The Loss of Property Management Contracts Would Reduce Our
     Revenues...............................................
  Dependence on Certain Executive Officers..................
  Possible Conflicts of Interest; Transactions with
     Affiliates.............................................
  Tax Risks.................................................
  Possible Adverse Consequences of Limits on Ownership of
     Shares.................................................
  Our Charter and Maryland Law May Limit the Ability of a
     Third Party to Acquire Control of the Company..........
  Risks Associated with the Year 2000 Issue.................

USE OF PROCEEDS.............................................

SELLING STOCKHOLDERS........................................

PLAN OF DISTRIBUTION........................................

TAXATION OF AIMCO...........................................
  Tax Aspects of AIMCO's Investments in Partnerships........
  Taxation of AIMCO's Management Companies..................
  Taxation of Taxable Domestic Stockholders.................
  Taxation of Foreign Stockholders..........................
  Taxation of Tax-exempt Stockholders.......................
  Information Reporting Requirements and Backup
     Withholding............................................
  Possible Legislative or Other Actions Affecting REITs.....
  State, Local and Foreign Taxes............................

WHERE YOU CAN FIND MORE INFORMATION.........................

LEGAL MATTERS...............................................

EXPERTS.....................................................

                                      (ii)

                                  THE COMPANY

     Apartment Investment and Management Company ("AIMCO"), a Maryland corporation formed on January 10, 1994, is a self-administered and self-managed REIT engaged in the ownership, acquisition, development, expansion and management of multi-family apartment properties. As of September 30, 1999, we owned or managed 362,818 apartment units in 1,985 properties located in 48 states, the District of Columbia and Puerto Rico. Based on apartment unit data compiled as of January 1, 1999, by the National Multi Housing Council, we believe that we are the largest owner and manager of multi-family apartment properties in the United States. As of September 30, 1999, we :

        - owned or controlled 65,546 units in 240 apartment properties;

        - held an equity interest in 167,165 units in 880 apartment properties; and

        - managed 130,107 units in 865 apartment properties for third party owners and affiliates.

     We conduct substantially all of our operations through our operating partnership, AIMCO Properties, L.P. Through a wholly owned subsidiary, we act as the sole general partner of the AIMCO operating partnership. As of September 30, 1999, we owned approximately a 92% interest in the AIMCO operating partnership. We manage apartment properties for third parties and affiliates through unconsolidated subsidiaries that we refer to as the "management companies." Generally, when we refer to "we," "us" or the "Company" in this prospectus, we are referring to AIMCO, the AIMCO operating partnership, the management companies and their respective subsidiaries.

     BankBoston, N.A. serves as transfer agent and registrar of our Class A Common Stock.

                                  RISK FACTORS

     Before you invest in our securities, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in or incorporated by reference into this prospectus before you decide to purchase our securities.

     Some of the information in this prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in or incorporated by reference into this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus or incorporated herein, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

RISKS OF ACQUISITION AND DEVELOPMENT ACTIVITIES

     Generally. The selective acquisition, development and expansion of apartment properties is one component of our growth strategy. However, we can make no assurance as to our ability to complete transactions in the future. Although we seek to acquire, develop and expand properties only when such activities are accretive on a per share basis, such transactions may fail to perform in accordance with our expectations. When we develop or expand properties, we are subject to the risks that:

        - costs may exceed original estimates;

        - projected occupancy and rental rates at the property may not be realized;

        - financing may not be available on favorable terms;

        - construction and lease-up may not be completed on schedule;

        - we may experience difficulty or delays in obtaining necessary zoning, land-use, building, occupancy and other governmental permits and authorizations; and

        - our return on investment may be lower than expected.

     We May Have Difficulty Managing Our Rapid Growth. We have grown rapidly. Since our initial public offering in July 1994, we have completed numerous acquisition transactions, expanding our portfolio of owned or managed properties from 132 apartment properties with 29,343 units to 1,985 apartment properties with 362,818 units as of September 30, 1999. These acquisitions have included purchases of properties and interests in entities that own or manage properties, as well as corporate mergers. Our recent merger with Insignia Financial Group, Inc. ("Insignia") is our largest acquisition so far. Our ability to successfully integrate acquired businesses and properties depends on our ability to:

        - attract and retain qualified personnel;

        - integrate the personnel and operations of the acquired businesses;

        - maintain uniform standards, controls, procedures and policies; and

        - maintain adequate accounting and information systems.

     We can provide no assurance that we will be able to accomplish these goals and successfully integrate any acquired businesses or properties. If we fail to successfully integrate such businesses, our results of operations could be adversely affected.

     Litigation Associated with Partnership Acquisitions. We have engaged in, and intend to continue to engage in, the selective acquisition of interests in limited partnerships that own apartment properties. In some cases, we have acquired the general partner of a partnership and then made an offer to acquire the limited partners' interests in the partnership. In these transactions, we are subject to litigation based on claims that the general partner has breached its fiduciary duties to its limited partners or that the transaction violates the relevant partnership agreement. Although we intend to comply with our fiduciary obligations and relevant partnership agreements, we may incur additional costs in connection with the defense or settlement of such litigation. In some cases, such litigation may adversely affect our desire to proceed with, or our ability to complete, a particular transaction. Such litigation could also have a material adverse effect on our results of operations.

RISKS ASSOCIATED WITH DEBT FINANCING

     Our strategy is generally to incur debt to increase the return on our equity while maintaining acceptable interest coverage ratios. We seek to maintain a ratio of free cash flow to combined interest expense and preferred stock dividends of between 2:1 and 3:1. However, our board of directors could change this strategy at any time and increase our leverage. Our organizational documents do not limit the amount of debt that we may incur, and we have significant amounts of debt outstanding. Payments of principal and interest may leave us with insufficient cash resources to operate our properties or pay distributions required to be paid in order to maintain our qualification as a REIT. We are also subject to the risk that our cash flow from operations will be insufficient to make required payments of principal and interest, and the risk that existing indebtedness may not be refinanced or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. If we fail to make required payments of principal and interest on any debt, our lenders could foreclose on the properties securing such debt with a consequent loss of income and asset value to us. As of September 30, 1999, 95% of the properties that we own or control were encumbered by debt. As of September 30, 1999, we had $1,693 million of indebtedness outstanding on a consolidated basis, of which $1,581 million was secured.

INCREASES IN INTEREST RATES MAY INCREASE OUR INTEREST EXPENSE

     As of September 30, 1999, approximately $143.4 million of our debt was subject to variable interest rates. An increase in interest rates could increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness and make distributions.

COVENANT RESTRICTIONS MAY LIMIT OUR ABILITY TO MAKE PAYMENTS TO OUR INVESTORS

     Some of our debt and other securities contain covenants that restrict our ability to make distributions or other payments to our investors unless certain financial tests or other criteria are satisfied. In some cases, our subsidiaries are subject to similar provisions, which may restrict their ability to make distributions to us. Our credit facility provides that we may make distributions to our investors during any 12-month period in an aggregate amount that does not exceed the greater of 80% of our funds from operations for such period or such amount as may be necessary to maintain our REIT status. The credit facility prohibits all distributions if certain financial ratios and tests are not satisfied. Our outstanding classes of preferred stock prohibit the payment of dividends on our common stock if we fail to pay the dividends to which the holders of the preferred stock are entitled. If we are unable to pay dividends, we may fail to qualify as a REIT. This would subject us to corporate taxation and reduce our ability to make distributions to you.

WE DEPEND ON DISTRIBUTIONS AND OTHER PAYMENTS FROM OUR SUBSIDIARIES

     All of our properties are owned, and all of our operations are conducted, by the AIMCO operating partnership and our other subsidiaries. As a result, we depend on distributions and other payments from the subsidiaries in order to satisfy our financial obligations and make payments to our investors. The ability of the subsidiaries to make such distributions and other payments is dependent upon their earnings and may be subject to statutory or contractual limitations. As an equity investor in the subsidiaries, our right to receive assets upon their liquidation or reorganization will be effectively subordinated to the claims of their creditors. To the extent that we are recognized as a creditor of such subsidiaries, our claims would still be subordinate to any security interest in or other lien on their assets and to any of their debt or other obligations that are senior to us.

REAL ESTATE INVESTMENT RISKS

     Our ability to make payments to our investors depends on our ability to generate funds from operations in excess of required debt payments and capital expenditure requirements. Funds from operations and the value of our properties may be adversely affected by events or conditions beyond our control. Such events or conditions could include:

        - the general economic climate;

        - competition from other apartment communities and alternative housing;

        - local conditions, such as an increase in unemployment or an oversupply of apartments, that might adversely affect apartment occupancy or rental rates;

        - changes in governmental regulations and the related cost of compliance;

        - increases in operating costs (including real estate taxes) due to inflation and other factors, which may not necessarily be offset by increased rents;

        - changes in governmental regulations and the related costs of compliance;

        - changes in tax laws and housing laws, including the enactment of rent control laws or other laws regulating multifamily housing;

        - changes in interest rate levels and the availability of financing; and

        - the relative illiquidity of real estate investments.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Various Federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances released on a property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous substances. The presence of, or the failure to properly remediate, hazardous substances may adversely affect occupancy at contaminated apartment communities and our ability to sell or borrow against contaminated properties. In addition to the costs associated with investigation and remediation actions brought by governmental agencies, the presence of hazardous wastes on a property could result in personal injury or similar claims by private plaintiffs. Various laws also impose liability for the cost of removal or remediation of hazardous or toxic substances at the disposal or treatment facility. Anyone who arranges for the disposal or treatment of hazardous or toxic substances is potentially liable under such laws. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility.

LAWS BENEFITTING DISABLED PERSONS MAY RESULT IN UNANTICIPATED EXPENSES

     Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain Federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional Federal, state and local laws may also require modifications to our properties, or restrict certain further renovations of the properties, with respect to access thereto by disabled persons. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. Although we believe that our properties are substantially in compliance with present requirements, we may incur unanticipated expenses to comply with the ADA and the FHAA.

RISKS RELATING TO REGULATION OF AFFORDABLE HOUSING

     As of October 31, 1999, we owned or controlled 16 properties, held an equity interest in 448 properties and managed for third parties and affiliates 496 properties that benefit from governmental programs intended to provide housing to people with low or moderate incomes. These programs, which are usually administered by the United States Department of Housing and Urban Development ("HUD") or state housing finance agencies, typically provide mortgage insurance, favorable financing terms or rental assistance payments to the property owners. As a condition to the receipt of assistance under these programs, the properties must comply with various requirements, which typically limit rents to pre-approved amounts. If permitted rents on a property are insufficient to cover costs, a sale of the property may become necessary, which could result in a loss of management fee revenue. We usually need to obtain the approval of HUD in order to manage, or acquire a significant interest in, a HUD-assisted property. We can make no assurance that we will always receive such approval.

THE LOSS OF PROPERTY MANAGEMENT CONTRACTS WOULD REDUCE OUR REVENUES

     We manage some properties owned by third parties. In 1998, we received $13.3 million of revenue from the management of such properties. We may suffer a loss of revenue if we lose our right to manage these properties or if the rental revenues upon which our management fees are based decline. In general, management contracts may be terminated or otherwise lost as a result of:

        - a disposition of the property by the owner in the ordinary course or as a result of financial distress of the property owner;

        - the property owner's determination that our management of the property is unsatisfactory;

        - willful misconduct, gross negligence or other conduct that constitutes grounds for termination; or

        - with respect to certain affordable properties, termination of such contracts by HUD or state housing finance agencies, generally at their discretion.

DEPENDENCE ON CERTAIN EXECUTIVE OFFICERS

     Although we have entered into employment agreements with our Chairman and Chief Executive Officer, Terry Considine, our President, Peter K. Kompaniez and our Executive Vice President, Steven D. Ira, the loss of any of their services could have an adverse effect on our operations.

POSSIBLE CONFLICTS OF INTEREST; TRANSACTIONS WITH AFFILIATES

     We have been, and continue to be, involved in various transactions with a number of our affiliates, including executive officers, directors and entities in which they own interests. For example, in order to satisfy certain REIT requirements, Messrs. Considine and Kompaniez directly or indirectly control the management companies, which manage properties for third parties and affiliates. Although we own a 95% non-voting interest in these management companies, we have no control over them or their operations. As a result, the management companies could implement business decisions or policies that are not in our best interests. We have adopted certain policies designed to minimize or eliminate the conflicts of interest inherent in these transactions, including a requirement that a majority of our disinterested directors approve certain transactions with affiliates. However, there can be no assurance that these policies will be successful in eliminating the influence of such conflicts. Furthermore, such policies are subject to change without the approval of our stockholders.

TAX RISKS

     Adverse Consequences of Failure to Qualify as a REIT. Although we believe that we operate in a manner that enables us to meet the requirements for qualification as a REIT for Federal income tax purposes, we do not plan to request a ruling from the IRS that we qualify as a REIT. We have, however, received an opinion from the law firm of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that, beginning with our initial taxable year ended December 31, 1994, we were organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code and that our actual method of operation has enabled, and our proposed method of operation will enable, us to meet the requirements for qualification and taxation as a REIT. The opinion is expressed as of its date and Skadden, Arps, Slate, Meagher & Flom LLP has no obligation to advise us of any change in applicable law or of any change in matters stated, represented or assumed after the date of such opinion.

     You should be aware that opinions of counsel are not binding on the IRS or any court. Our opinion of counsel is based upon certain representations and covenants made by us regarding our properties and the past, present and future conduct of our business operations. Furthermore, our opinion of counsel is conditioned on, and our qualification and taxation as a REIT depend on, our ability to meet, through actual annual operating results, the various REIT qualification tests, the results of which are not reviewed by Skadden, Arps, Slate, Meagher & Flom LLP. Accordingly, no assurance can be given that the actual results of our operations for any taxable year satisfy such requirements. Such requirements are discussed in more detail under the heading "Taxation of AIMCO."

     If we fail to qualify as a REIT, we would not be allowed a deduction for dividends paid to our stockholders in computing our taxable income and we would be subject to Federal income tax at regular corporate rates. We also could be subject to the Federal alternative minimum tax. Unless we are entitled to relief under the tax law, we could not elect to be taxed as a REIT for four years following the year during which we were disqualified. Therefore, if we lose our REIT status, the funds available for payment to our investors would be reduced substantially for each of the years involved. See "Taxation of AIMCO." As a result of the additional tax liability, we might need to borrow funds or liquidate certain investments on terms that may be disadvantageous to us in order to pay the applicable tax, and we would not be compelled to make distributions under the Internal Revenue Code. Also, if we fail to qualify as a REIT, (i) we would be obligated to repurchase 750,000 shares of our preferred stock at a price of $105 per share, plus accrued and unpaid dividends to the date of repurchase, and (ii) we would be in default under our primary credit facilities and certain other loan agreements. Although we currently intend to operate in a manner that enables us to qualify as a REIT, future economic, market, legal, tax or other considerations may cause us to fail to qualify as a REIT or our board of directors may determine to revoke our REIT status.

     If we acquire a corporation that is not a REIT, we will qualify as a REIT only if we distribute all of the acquired corporation's "earnings and profits" by the end of the year in which the acquisition occurs. AIMCO has retained, and may in the future retain, independent certified public accountants to review the determination of certain acquired corporations' earnings and profits for purposes of this requirement. The determination of earnings and profits, however, is difficult and requires the resolution of technical tax issues. In addition, the IRS can consider all taxable years of the acquired corporation as open for review for purposes of determining the amount of its earnings and profits. Our failure to distribute an amount equal to the acquired corporation's earnings and profits on or before the end of the year in which the acquisition occurs would result in our failure to qualify as a REIT.

     Effect of Distribution Requirements. As a REIT, we are subject to annual distribution requirements, which limit the amount of cash we have available for other business purposes, including amounts to fund our growth.

     Possible Legislative or Other Actions Affecting REITs. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law (which changes may have retroactive application) could adversely affect our investors. We cannot predict how changes in the tax law might affect us or our investors.

     Other Tax Liabilities. Even if we qualify as a REIT, we and our subsidiaries may be subject to certain Federal, state and local taxes on our income and property. Any such taxes would reduce our operating cash flow.

POSSIBLE ADVERSE CONSEQUENCES OF LIMITS ON OWNERSHIP OF SHARES

     Our charter limits ownership of our common stock by any single stockholder to 8.7% of the outstanding shares (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine). Our charter also limits ownership of our common stock and preferred stock by any single stockholder to 8.7% of the value of the outstanding common stock and preferred stock (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine). The charter also prohibits anyone from buying shares if the purchase would result in us losing our REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of our shares or results in five or fewer persons, applying certain attribution rules of the Internal Revenue Code, owning 50% or more of the value of all of our shares. If you or anyone else acquires shares in excess of the ownership limit or in violation of the ownership requirements of the Internal Revenue Code for REITs:

        - the transfer will be considered null and void;

        - we will not reflect the transaction on our books;

        - we may institute legal action to enjoin the transaction;

        - we may demand repayment of any dividends received by the affected person on those shares;

        - we may redeem the shares;

        - the affected person will not have any voting rights for those shares; and

        - the shares (and all voting and dividend rights of the shares) will be held in trust for the benefit of one or more charitable organizations designated by us.

     We may purchase the shares held in trust at a price equal to the lesser of the price paid by the transferee of the shares or the then current market price. If the trust transfers any of the shares, the affected person will receive the lesser of the price he paid for the shares or the then current market price. An individual who acquires shares that violate the above rules bears the risk that:

        - he may lose control over the power to dispose of such shares;

        - he may not recognize profit from the sale of such shares if the market price of the shares increases;

        - he may be required to recognize a loss from the sale of such shares if the market price decreases; and

        - he may be required to repay AIMCO any distributions received from AIMCO as a result of his ownership of such shares.

OUR CHARTER AND MARYLAND LAW MAY LIMIT THE ABILITY OF A THIRD PARTY TO ACQUIRE CONTROL OF THE COMPANY

     Ownership Limit. The 8.7% ownership limit discussed above may have the effect of precluding acquisition of control of us by a third party without the consent of our board of directors.

     Preferred Stock. Our charter authorizes our board of directors to issue up to 510,587,500 shares of capital stock. As of October 31, 1999, 475,937,500 shares were classified as Class A Common Stock, and 34,650,000 shares were classified as preferred stock. Under the charter, our board of directors has the authority to classify and reclassify any of our unissued shares of capital stock into shares of preferred stock with such preferences, rights, powers and restrictions as our board of directors may determine. The authorization and issuance of preferred stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders' best interests.

     Maryland Business Statutes. As a Maryland corporation, we are subject to various Maryland laws which may have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests. The

Maryland General Corporation Law restricts mergers and other business combination transactions between us and any person who acquires beneficial ownership of shares of our stock representing 10% or more of the voting power without our board of directors' prior approval. Any such business combination transaction could not be completed until five years after the person acquired such voting power, and generally only with the approval of stockholders representing 80% of all votes entitled to be cast and 66% of the votes entitled to be cast, excluding the interested stockholder, or upon payment of a fair price. Maryland law also provides that a person who acquires shares of our stock that represent 20% or more of the voting power in electing directors will have no voting rights unless approved by a vote of two-thirds of the shares eligible to vote. Additionally, recent changes to Maryland law may make it more difficult for someone to acquire us. Maryland law now provides, among other things, that the board of directors has broad discretion in adopting stockholders' rights plans and has the sole power to fix the record date, time and place for special meetings of the stockholders. In addition, Maryland law provides that corporations which:

        - have three directors who are not employees of the entity or related to an acquiring person, and

        - are subject to the reporting requirements of the Securities Exchange Act of 1934,

may elect in their charter or bylaws or by resolution of the board of directors to be subject to all or part of a special subtitle which provides that:

        - the corporation will have a staggered board of directors;

        - any director may be removed only for cause and by the vote of two-thirds of the votes entitled to be cast in the election of directors generally (even if a lesser proportion is provided in the charter or bylaws);

        - the number of directors may only be set by the board of directors (even if the procedure is contrary to the charter or bylaws);

        - vacancies may only be filled by the remaining directors (even if the procedure is contrary to the charter or bylaws); and

        - the secretary of the corporation may call a special meeting of stockholders at the request of stockholders only on the written request of the stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting (even if the procedure is contrary to the charter or bylaws)

RISKS ASSOCIATED WITH THE YEAR 2000 ISSUE

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any of our computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. We have determined that we will be required to modify or replace significant portions of our software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. We presently believe that with modifications or replacements of existing software and certain hardware, the Year 2000 Issue can be mitigated. However, if such modifications and replacements are not made, or are not completed timely, the Year 2000 Issue could have a material impact on our operations.

     Our plan to resolve the Year 2000 Issue involves the following four phases: assessment, remediation, testing, and implementation. To date, we have fully completed our assessment of all information systems that could be significantly affected by the Year 2000, and have begun the remediation, testing and implementation phases on both hardware and software systems. We are continuing our assessments with respect to embedded systems. The total cost of our Year 2000 project is estimated at $3.3 million and is being funded through operating cash flows. As of September 30, 1999, we have spent approximately $3.1 million ($0.8 million expensed and $2.3 million capitalized for new systems and equipment) related to all phases of the Year 2000 project. Of the total remaining project costs, approximately $0.2 million is attributable to the purchase of new software and operating equipment, which will be capitalized.

     We have not yet completed all necessary phases of the Year 2000 program. If we do not complete any additional phases, certain worst case scenarios could occur. The worst case scenarios include elevators, security and heating, ventilation and air conditioning systems that read incorrect dates and operate with incorrect schedules (e.g., elevators will operate on Monday as if it were Sunday). Although such a change would be annoying to residents, it is not business critical. In addition, disruptions in the economy generally resulting from the Year 2000 Issue could also materially adversely affect us. We could be subject to litigation for computer systems failures, equipment shutdowns or failures to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

                                USE OF PROCEEDS

     The selling stockholders will receive all of the net proceeds from the sale of shares of Class A Common Stock offered hereby. We will not receive any proceeds from the sale of such shares.

                              SELLING STOCKHOLDERS

     This prospectus relates to periodic offers and sales of up to 510,613 shares of Class A Common Stock by the selling stockholders listed below and their respective pledgees, donees and other successors in interest (collectively, "the selling stockholders"). Such shares represent less than 1% of the shares of Class A Common Stock outstanding. The shares of Class A Common Stock that may be offered and sold by the selling stockholders include shares that may be issued in exchange for partnership units of the AIMCO operating partnership.

     The following table sets forth certain information with respect to the selling stockholders and their beneficial ownership of shares of Class A Common Stock as of the date hereof. None of the selling stockholders holds any position, office or has had any other material relationship with the Company, or any of its predecessors or affiliates, during the past three years. Because the selling stockholders may sell some or all of the shares owned by them prior to this offering, including any or all of the shares being offered hereby, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of such shares, no estimate can be given as to the number of shares that will be held by the selling stockholders upon termination of any offering made hereby.

-------------------------------------------------------------------------------------------------------
                                                                                     SHARES COVERED
                                                            SHARES OWNED PRIOR          BY THIS
SELLING STOCKHOLDER                                           TO OFFERING(1)         PROSPECTUS(1)
-------------------------------------------------------------------------------------------------------
Fisherman's Landing Limited Partnership                             10,613                10,613
-------------------------------------------------------------------------------------------------------
  Certain persons or entities who acquired Partnership
     Common Units of the AIMCO operating partnership
     during 1999(2)                                                290,160(3)            187,896
-------------------------------------------------------------------------------------------------------
  Certain persons or entities who acquired an aggregate
     of 90,000 Class One Partnership Preferred Units of
     the AIMCO operating partnership during 1998                   303,527               303,527
-------------------------------------------------------------------------------------------------------
  Certain persons or entities who acquired an aggregate
     of 8,577 Class Two Partnership Preferred Units of
     the AIMCO operating partnership during 1999                     8,577                 8,577
-------------------------------------------------------------------------------------------------------

---------------

(1) The number of shares shown reflects a number of shares of Class A Common Stock (subject to adjustment pursuant to anti-dilution adjustment provisions) that may be issued to the selling stockholders from time to time by us in exchange for partnership common units or partnership preferred units of the AIMCO operating partnership pursuant to the agreement of limited partnership of the AIMCO operating partnership.

(2) Excludes officers, directors and affiliates of the Company.

(3) Includes 102,264 shares offered pursuant to other registration statements filed by us prior to the date hereof.

                              PLAN OF DISTRIBUTION

     This prospectus relates to the offer and sale from time to time by the selling stockholders of 510,613 shares of Class A Common Stock. The selling stockholders may sell 510,613 shares from time to time in one or more transactions, which may include underwritten offerings, sales in open market or block transactions on the New York Stock Exchange, or such other national securities exchange or automated interdealer quotation system on which shares of Class A Common Stock are then listed or quoted, sales in the over-the-counter market, privately negotiated transactions, put or call options transactions relating to the shares, short sales of shares, hedging transactions, distributions to beneficiaries, partners, members, or stockholders of the selling stockholders or a combination of such methods of sale, at prices related to prevailing market prices at the time of the sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. In addition, any of the shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933, (the "Securities Act"), may be sold under Rule 144 rather than pursuant to this prospectus.

     The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In effecting sales, such broker-dealers may arrange for other broker-dealers to participate.

     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of our Class A Common Stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions of securities offered hereby, which securities the broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect the transaction.)

     If shares are sold in an underwritten offering, the shares will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices at the time of the sale or at negotiated prices. Any initial public offering price and any discounts or commissions allowed or reallowed or paid to dealers may be changed from time to time. Underwriters may sell shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     Depending upon the circumstances of any sale hereunder, the selling stockholders and any underwriter or broker-dealer who acts in connection with the sale of shares hereunder may be deemed to be "underwriters," within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act.

     The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. We have informed the selling stockholders that the anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

     In order to comply with the securities laws of certain jurisdictions, the securities offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the securities offered hereby may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

     We have agreed to pay all expenses in connection with the registration of the shares being offered hereby. Selling stockholders are responsible for paying broker's commissions, underwriting discounts and any other selling expenses, as well as fees and expenses of selling stockholders' counsel.

     We have agreed to indemnify the selling stockholders, and their respective officers and directors and any person who controls such selling stockholders, against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this prospectus, and the registration statement of which this prospectus is a part, including liabilities under the Securities Act. We or the selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     Upon our being notified by a selling stockholder that any material arrangement has been entered into with an underwriter or a broker-dealer for the sale of shares through a special offering, block trade, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon our being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                               TAXATION OF AIMCO

     General. The REIT provisions of the Internal Revenue Code are highly technical and complex. The following summary sets forth certain aspects of the provisions of the Internal Revenue Code that govern the Federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, Treasury Regulations, and administrative and judicial interpretations thereof, all of which are subject to differing interpretation or change, possibly retroactively.

     AIMCO has elected to be taxed as a REIT under the Internal Revenue Code commencing with its taxable year ending December 31, 1994, and AIMCO intends to continue such election. AIMCO believes that, and it has received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP ("Counsel") to the effect that, it was organized in conformity with the requirements for qualification as a REIT, and that its actual method of operation has enabled, and its proposed method of operation will enable, it to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. It must be emphasized that this opinion is based and conditioned upon certain assumptions and representations and covenants made by AIMCO as to factual matters (including representations and covenants concerning AIMCO's properties and the past, present and future conduct of its business operations) . The opinion is expressed as of its date and Counsel has no obligation to advise AIMCO of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Moreover, the opinion of Counsel is conditioned on, and AIMCO's qualification and taxation as a REIT depend upon, AIMCO's ability to meet, through actual annual operating results, certain requirements, including requirements relating to distribution levels and diversity of stock ownership, and the various qualification tests imposed under the Internal Revenue Code as discussed below, the results of which are not reviewed by Counsel. No assurance can be given that the actual results of AIMCO's operations for any one taxable year satisfy such requirements. See
"-- Failure to Qualify." An opinion of counsel is not binding on the

IRS, and no assurance can be given that the IRS will not challenge AIMCO's eligibility for taxation as a REIT.

     Provided AIMCO qualifies for taxation as a REIT, it will generally not be subject to Federal corporate income tax on its net income that is currently distributed to its stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a corporation. However, notwithstanding AIMCO's qualification as a REIT, AIMCO will be subject to Federal income tax as follows:
First, AIMCO will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, AIMCO may be subject to the "alternative minimum tax" on its items of tax preference. Third, if AIMCO has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fourth, if AIMCO should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which AIMCO fails the 75% or 95% test multiplied by (b) a fraction intended to reflect AIMCO's profitability. Fifth, if AIMCO should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year (other than certain long-term capital gains that AIMCO elects to retain and pay the tax thereon), and (iii) any undistributed taxable income from prior periods, AIMCO would be subjected to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Sixth, if AIMCO acquires assets from a corporation that is not a REIT (a "C corporation") in a transaction in which the adjusted tax basis of the assets in the hands of AIMCO is determined by reference to the adjusted tax basis of such assets in the hands of the C corporation, under Treasury Regulations not yet promulgated, the C corporation would be required to recognize any net Built-In Gain (as defined below) that would have been realized if the C corporation had liquidated on the day before the date of the transfer. Pursuant to IRS Notice 88-19, AIMCO may elect, in lieu of the treatment described above, to be subject to tax at the highest regular corporate tax rate on any gain it recognizes on the disposition of any such asset during the ten-year period beginning on the day on which AIMCO acquires such asset to the extent of the excess, if any, of the fair market value over the adjusted basis of such asset as of its acquisition date ("Built-in Gain"). AIMCO intends to make such an election and, therefore, will be taxed at the highest regular corporate rate on such Built-in Gain if, and to the extent, such assets are sold within the specified ten-year period. It should be noted that AIMCO has acquired (and may acquire in the future) a significant amount of assets with Built-in Gain and a taxable disposition by AIMCO of any of these assets within ten years of their acquisitions would subject AIMCO to tax under the foregoing rule. Seventh, AIMCO could be subject to foreign taxes on its investments and activities in foreign jurisdictions. In addition, AIMCO could also be subject to tax in certain situations and on certain transactions not presently contemplated.

     Requirements for Qualification. The Internal Revenue Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for the special Internal Revenue Code provisions applicable to REITs; (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;
(5) the beneficial ownership of which is held by 100 or more persons; (6) in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities); and (7) which meets certain other tests described below (including with respect to the nature of its income and assets). The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. AIMCO's charter provides certain restrictions regarding transfers of its shares, which provisions are intended to assist AIMCO in satisfying the share ownership requirements described in conditions (5) and (6) above.

     To monitor AIMCO's compliance with the share ownership requirements, AIMCO is required to maintain records regarding the actual ownership of its shares. To do so, AIMCO must demand written statements each year from the record holders of certain percentages of its stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by AIMCO) . A list of those persons failing or refusing to comply with this demand must be maintained as part of AIMCO's records. A stockholder who fails or refuses to comply with the demand must submit a statement with its tax return disclosing the actual ownership of the shares and certain other information.

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. AIMCO satisfies this requirement.

     Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, AIMCO's proportionate share of the assets, liabilities and items of income of the partnerships and limited liability companies in which it has ownership interests (the "Subsidiary Partnerships") generally will be treated as assets, liabilities and items of income of AIMCO for purposes of applying the REIT requirements described herein. A summary of certain rules governing the Federal income taxation of partnerships and their partners is provided below in "Tax Aspects of AIMCO's Investments in Partnerships."

     Income Tests. In order to maintain qualification as a REIT, AIMCO annually must satisfy two gross income requirements. First, at least 75% of AIMCO's gross income (excluding gross income from "prohibited transactions," i.e., certain sales of property held primarily for sale to customers in the ordinary course of business) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of AIMCO's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

     Rents received by AIMCO through the Subsidiary Partnerships will qualify as "rents from real property" in satisfying the gross income requirements described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Moreover, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" from which the REIT derives no revenue. However, AIMCO (or its affiliates) is permitted to directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, AIMCO (or its affiliates) may provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services.

     AIMCO's management companies receive management fees and other income. A portion of such fees and other income accrue to AIMCO through distributions from AIMCO's management companies that are classified as dividend income to the extent of the earnings and profits of AIMCO's management companies. Such distributions will generally qualify under the 95% gross income test but not under the 75% gross income test.

     If AIMCO fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions will be generally available if AIMCO's failure to meet such tests was due to reasonable cause and not due to willful neglect, AIMCO attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances AIMCO would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving AIMCO, AIMCO will not qualify as a REIT. As discussed above in "-- General," even where these relief provisions apply, a tax is imposed with respect to the excess net income.

     Asset Tests. AIMCO, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of AIMCO's total assets must be represented by real estate assets (including its allocable share of real estate assets held by the Subsidiary Partnerships), certain stock or debt instruments purchased by AIMCO with new capital, cash, cash items and U.S. government securities. Second, not more than 25% of AIMCO's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by AIMCO may not exceed 5% of the value of AIMCO's total assets, and AIMCO may not own more than 10% of any one issuer's outstanding voting securities.

     AIMCO indirectly owns interests in AIMCO's management companies. As set forth above, the ownership of more than 10% of the voting securities of any one issuer by a REIT or the investment of more than 5% of the REIT's total assets in any one issuer's securities is prohibited by the asset tests. AIMCO believes that its indirect ownership interests in AIMCO's management companies qualify under the asset tests set forth above. However, no independent appraisals have been obtained to support AIMCO's conclusions as to the value of the AIMCO operating partnership's total assets and the value of the AIMCO operating partnership's interest in AIMCO's management companies, and these values are subject to change in the future. Accordingly, there can be no assurance that the IRS will not contend that the AIMCO operating partnership's ownership interest in AIMCO's management companies disqualifies AIMCO from treatment as a REIT.

     AIMCO's indirect interests in the AIMCO operating partnership and other Subsidiary Partnerships are generally held through wholly owned corporate subsidiaries of AIMCO organized and operated as "qualified REIT subsidiaries" within the meaning of the Internal Revenue Code. Qualified REIT subsidiaries are not treated as separate entities from their parent REIT for Federal income tax purposes. Instead, all assets, liabilities and items of income, deduction and credit of each qualified REIT subsidiary are treated as assets, liabilities and items of AIMCO. Each qualified REIT subsidiary therefore is not subject to Federal corporate income taxation, although it may be subject to state or local taxation. In addition, AIMCO's ownership of the voting stock of each qualified REIT subsidiary does not violate the general restriction against ownership of more than 10% of the voting securities of any issuer.

     Annual Distribution Requirements. In order for AIMCO to qualify as a REIT, AIMCO is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of AIMCO's "REIT taxable income" (computed without regard to the dividends paid deduction and AIMCO's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before AIMCO timely files its tax return for such year and if paid with or before the first regular dividend payment after such declaration. To the extent that AIMCO distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at ordinary corporate tax rates.

     AIMCO may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. In such a case, AIMCO's stockholders would include their proportionate share of such undistributed long-term capital gains in income and receive a credit for their share of the tax paid by

AIMCO. AIMCO's stockholders would then increase the adjusted basis of their AIMCO shares by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares. If AIMCO should fail to distribute during each calendar year at least the sum of
(i) 85% of its REIT ordinary income for such year and (ii) 95% of its REIT capital gain net income for such year (excluding retained long-term capital gains), and (iii) any undistributed taxable income from prior periods, AIMCO would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. AIMCO believes that it has made, and intends to make, timely distributions sufficient to satisfy these annual distribution requirements.

     It is possible that AIMCO, from time to time, may not have sufficient cash to meet the 95% distribution requirement due to timing differences between (i) the actual receipt of cash (including receipt of distributions from the AIMCO operating partnership) and (ii) the inclusion of certain items in income by AIMCO for Federal income tax purposes. In the event that such timing differences occur, in order to meet the 95% distribution requirement, AIMCO may find it necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable distributions of property.

     Under certain circumstances, AIMCO may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in AIMCO's deduction for dividends paid for the earlier year. Thus, AIMCO may be able to avoid being taxed on amounts distributed as deficiency dividends; however, AIMCO will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

     Distribution of Acquired Earnings and Profits. The Internal Revenue Code provides that when a REIT acquires a corporation that is currently a C corporation (i.e., a corporation without an effective REIT election), the REIT may qualify as a REIT only if, as of the close of the year of acquisition, the REIT has no "earnings and profits" acquired from such C corporation. Any adjustments to the acquired corporation's income for taxable years ending on or before the closing of the acquisition, including as a result of an examination of its returns by the IRS, could affect the calculation of the acquired corporation's earnings and profits. AIMCO has retained, and may in the future retain, independent certified public accountants to review the determination of certain acquired corporation's earnings and profits for purposes of this requirement. Furthermore, the determination of earnings and profits requires the resolution of certain technical tax issues with respect to which there is no authority directly on point and, consequently, the proper treatment of these issues for earnings and profits purposes is not free from doubt. There can be no assurance that the IRS will not examine the tax returns of the acquired corporation and propose adjustments to increase its taxable income and therefore its earnings and profits. In this regard, the IRS can consider all taxable years of the acquired corporation as open for review for purposes of determining the amount of such earnings and profits. If AIMCO failed to distribute an amount equal to any such acquired corporation's earnings and profits effective on or before the end of the year of acquisition, AIMCO would not qualify as a REIT.

     Failure to Qualify. If AIMCO fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, AIMCO will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which AIMCO fails to qualify will not be deductible by AIMCO nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless AIMCO is entitled to relief under specific statutory provisions, AIMCO would also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances AIMCO would be entitled to such statutory relief.

TAX ASPECTS OF AIMCO'S INVESTMENTS IN PARTNERSHIPS

     General. Substantially all of AIMCO's investments are held indirectly through the AIMCO operating partnership. In general, partnerships are "pass-through" entities that are not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. AIMCO will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, AIMCO will include its proportionate share of assets held by the Subsidiary Partnerships. See
"-- Taxation of AIMCO -- Ownership of Partnership Interests."

     Entity Classification. AIMCO's direct and indirect investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of the Subsidiary Partnerships as a partnership (as opposed to an association taxable as a corporation) for Federal income tax purposes. If any of these entities were treated as an association for Federal income tax purposes, it would be subject to an entity-level tax on its income. In such a situation, the character of AIMCO's assets and items of gross income would change and could preclude AIMCO from satisfying the asset tests and the income tests (see "-- Taxation of AIMCO -- Asset Tests" and "-- Taxation of AIMCO -- Income Tests"), and in turn could prevent AIMCO from qualifying as a REIT. See "-- Taxation of AIMCO -- Failure to Qualify" above for a discussion of the effect of AIMCO's failure to meet such tests for a taxable year. In addition, any change in the status of any of the Subsidiary Partnerships for tax purposes might be treated as a taxable event, in which case AIMCO might incur a tax liability without any related cash distributions.

     Tax Allocations with Respect to the Properties. Under the Internal Revenue Code and the Treasury Regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The AIMCO operating partnership was formed by way of contributions of appreciated property (including certain of the properties owned or controlled by the Company (the "Owned Properties")). Consequently, allocations must be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership that holds appreciated property, the Treasury Regulations provide for a similar allocation of such items to the other partners. These rules apply to the contribution by AIMCO to the AIMCO operating partnership of the cash proceeds received in any offerings of its stock.

     In general, certain holders of partnership common units of the AIMCO operating partnership (the "OP Units") will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on the sale by the AIMCO operating partnership or other Subsidiary Partnerships of the contributed properties. This will tend to eliminate the Book-Tax Difference over the life of these partnerships. However, the special allocations do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the AIMCO operating partnership or other Subsidiary Partnerships may cause AIMCO to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause AIMCO to recognize taxable income in excess of cash proceeds, which might adversely affect AIMCO's ability to comply with the REIT distribution requirements. See "-- Taxation of AIMCO -- Annual Distribution Requirements."

     With respect to any property purchased or to be purchased by the AIMCO operating partnership or other Subsidiary Partnerships (other than through the issuance of OP Units) subsequent to the formation of AIMCO, such property will initially have a tax basis equal to its fair market value and the special allocation provisions described above will not apply.

     Sale of the Properties. AIMCO's share of any gain realized by the AIMCO operating partnership or any other Subsidiary Partnership on the sale of any property held as inventory or primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "-- Taxation of AIMCO -- Income Tests." Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. In general, AIMCO operating partnership and the other Subsidiary Partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating their properties (and other apartment properties) and to make such occasional sales of their properties, including peripheral land, as are consistent with AIMCO's investment objectives.

TAXATION OF AIMCO'S MANAGEMENT COMPANIES

     A portion of the amounts to be used to fund distributions to stockholders is expected to come from distributions made by AIMCO's management companies to the AIMCO operating partnership, and interest paid by AIMCO's management companies on certain notes held by the AIMCO operating partnership. In general, AIMCO's management companies pay Federal, state and local income taxes on their taxable income at normal corporate rates. Any Federal, state or local income taxes that AIMCO's management companies are required to pay will reduce AIMCO's cash flow from operating activities and its ability to make payments to holders of its securities.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     Distributions. Provided AIMCO qualifies as a REIT, distributions made to AIMCO stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions (and retained long-term capital gains) that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed AIMCO's actual net capital gain for the taxable year) without regard to the period for which the AIMCO stockholder has held its stock. However, corporate AIMCO stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, certain capital gain dividends may be taxed at different rates, depending on the type of gain recognized by AIMCO.

     Distributions in excess of current and accumulated earnings and profits will not be taxable to an AIMCO stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares in respect of which the distributions were made, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares in respect of which the distributions were made, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) provided that the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by AIMCO in October, November or December of any year and payable to a stockholder of record on a specified date in any such month will be treated as both paid by AIMCO and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by AIMCO during January of the following calendar year. AIMCO stockholders may not include in their individual income tax returns any net operating losses or capital losses of AIMCO.

     Disposition of Class A Common Stock. Except as provided below, an AIMCO stockholder will generally recognize gain or loss upon the sale, exchange or other disposition of Class A Common Stock in an amount equal to the difference between the amount realized on the disposition and the basis in such stock. Such gain or loss will be long-term capital gain or loss if the Class A Common Stock is held for more than one year as of the date of disposition. In general, any loss upon a sale or exchange of shares by an AIMCO stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from AIMCO required to be treated by such AIMCO stockholder as long-term capital gain.

TAXATION OF FOREIGN STOCKHOLDERS

     The following is a discussion of certain anticipated U.S. Federal income and estate tax consequences of the ownership and disposition of Class A Common Stock applicable to a Non-U.S. Holder of Class A Common Stock. A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States,
(ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, (iii) an estate whose income is includable in gross income for U.S. Federal income tax purposes regardless of its source, or (iv) a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of such trust. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. Federal income and estate taxation.

     Ordinary Dividends. The portion of dividends received by Non-U.S. Holders payable out of AIMCO's earnings and profits which are not attributable to capital gains of AIMCO and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of Class A Common Stock. In cases where the dividend income from a Non-U.S. Holder's investment in Class A Common Stock is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a corporation).

     Non-Dividend Distributions. Unless Class A Common Stock constitutes a United States Real Property Interest (a "USRPI") within the meaning of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), distributions by AIMCO which are not dividends out of the earnings and profits of AIMCO will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of AIMCO. If Class A Common Stock constitutes a USRPI, such distributions will be subject to 10% withholding and taxed pursuant to FIRPTA at a rate of 35% to the extent such distributions exceed a stockholder's basis in his or her Class A Common Stock.

     Capital Gain Dividends. Under FIRPTA, a distribution made by AIMCO to a Non-U.S. Holder, to the extent attributable to gains from dispositions of USRPIs such as the properties beneficially owned by AIMCO ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, AIMCO will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a Non-U.S. Holder that is a corporation.

     Disposition of Stock of AIMCO. Unless Class A Common Stock constitutes a USRPI, a sale of such stock by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The Class A Common Stock will not constitute a USRPI if AIMCO is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. AIMCO believes that it is, and it expects to continue to be, a domestically controlled REIT. If AIMCO is, and continues to be, a domestically controlled REIT, the sale of Class A Common Stock should not be subject to taxation under FIRPTA. Because various classes of stock of AIMCO (including the Class A Common Stock) are publicly traded, however, no assurance can be given that AIMCO is or will continue to be a domestically controlled REIT.

     If AIMCO does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of stock of AIMCO generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) the stock is "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange, on which Class A Common Stock is listed) and the selling Non-U.S. Holder held 5% or less of such class of Class A Common Stock at all times during a specified testing period.

     If gain on the sale of Class A Common Stock were subject to taxation under FIRPTA, the Non-U.S. Holder generally would be subject to the same treatment as a U.S. stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

     Gain from the sale of Class A Common Stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases. First, if the Non-U.S. Holder's investment in the Class A Common Stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. stockholder with respect to such gain. Second, if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

     Estate Tax. Class A Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. Federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. Federal estate tax on the property includable in the estate for U.S. Federal estate tax purposes.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the IRS has ruled that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by AIMCO to Exempt Organizations should generally not constitute UBTI. However, if an Exempt Organization finances its acquisition of the Class A Common Stock with debt, a portion of its income from AIMCO will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraph (7), (9), (17) and (20), respectively, of Section 501(c) of the Internal Revenue Code are subject to different UBTI rules, which will generally require them to characterize distributions from AIMCO as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of AIMCO's stock is required to treat a percentage of the dividends from AIMCO as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by AIMCO from an unrelated trade or business (determined as if AIMCO were a pension trust) divided by the gross income of AIMCO for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of AIMCO's stock only if (i) the UBTI Percentage is at least 5%, (ii) AIMCO qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of AIMCO in proportion to their actuarial interest in the pension trust, and (iii) either
(A) one pension trust owns more than 25% of the value of AIMCO's stock or (B) a group of pension trusts each individually holding more than 10% of the value of AIMCO's stock collectively owns more than 50% of the value of AIMCO's stock. The restrictions on ownership and transfer of AIMCO's stock should prevent an Exempt Organization from owning more than 10% of the value of AIMCO's stock.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     AIMCO will report to its U.S. stockholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide AIMCO with his correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, AIMCO may be required to withhold a portion of capital gain distributions to any Non-U.S. Holders who fail to certify their non-foreign status to AIMCO. The IRS has issued final Treasury Regulations regarding the backup withholding rules as applied to Non-U.S. Holders. Those final Treasury Regulations alter the current system of backup withholding compliance and will be effective for payments made after December 31, 2000. Prospective investors in Class A Common Stock should consult their tax advisors regarding the application of these Treasury Regulations.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS

     The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the Federal laws and interpretations thereof could adversely affect an investment in AIMCO or the AIMCO operating partnership. Recent legislative proposals contain provisions that would, if enacted into law, significantly modify the Federal income tax treatment of REITs and REIT stockholders. For example, Congress has passed the Work Incentives Improvement Act of 1999 (the "Act"). The President is expected to sign the Act. The Act includes the following modifications:

        - provisions that would modify the current ownership limitations to permit a REIT to own up to 100% of the voting securities and 100% of the value of the other interests in a taxable REIT subsidiary. In addition, the 5% REIT asset test would not apply to taxable REIT subsidiaries, but securities of taxable REIT subsidiaries could not exceed 20% of the total value of a REIT's assets;

        - provisions that would permit a taxable REIT subsidiary to perform services to a REIT's tenants and impose a 100% excise tax on certain non-arms length transactions between a taxable REIT subsidiary and a REIT;

        - provisions that would generally restrict a REIT from owning more than 10% of the vote or value of the securities of a non-REIT C corporation that is not a taxable REIT subsidiary;

        - provisions that would also apply certain limitations to the deductibility of interest paid by a taxable REIT subsidiary to a related REIT;

        - provisions that would allow a REIT to rent up to 10% of a property to a taxable REIT subsidiary and generally have the rent qualify as good income for purposes of the REIT gross income tests;

        - provisions that reduce the annual REIT distribution requirement from a 95% to a 90% level; and

        - provisions that change the measurement of rent attributable to personal property leased in connection with a lease of real property from a comparison based on adjusted tax bases of properties to a comparison of fair market values.

     It cannot be predicted whether, when, in what form, or with what effective dates, other legislative proposals applicable to AIMCO or its stockholders will become law.

STATE, LOCAL AND FOREIGN TAXES

     The AIMCO operating partnership and its partners and AIMCO and its stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or foreign tax treatment of the AIMCO operating partnership and its partners and AIMCO and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the application and effect of state, local and foreign tax laws on an investment in the AIMCO operating partnership or AIMCO.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

        - Apartment Investment and Management Company's Annual Report on Form 10-K for the year ended December 31, 1998;

        - Apartment Investment and Management Company's Quarterly Reports on form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

        - Apartment Investment and Management Company's Current Reports on Form 8-K, dated November 2, 1998 (as amended by Amendment No. 1 thereto filed November 24, 1998, Amendment No. 2 thereto filed December 12, 1998, Amendment No. 3 thereto filed December 14, 1998 and Amendment No. 4, thereto filed February 11, 1999); December 21, 1998 (as amended by Amendment No. 1 thereto filed January 22, 1999); February 5, 1999; February 11, 1999; February 18, 1999; February 26, 1999; April 20, 1999, April 22, 1999 and June 3, 1999; August 16, 1999 and September 15, 1999: and

        - the description of Apartment Investment and Management Company's capital stock contained in its Registration Statement on Form 8-A (File No. 1-13232) filed July 19, 1994, including any amendment or reports filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address and telephone number:

       Corporate Secretary
       Apartment Investment and Management Company
       Colorado Center, Tower Two
       2000 South Colorado Boulevard, Suite 2-1000
       Denver, Colorado 80222
       (303) 757-8101

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders named herein are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for AIMCO by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. The validity of the Class A Common Stock offered hereby will be passed upon for AIMCO by Piper Marbury Rudnick & Wolfe LLP, Baltimore, Maryland.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited AIMCO's consolidated financial statements and schedules included in AIMCO's Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this Prospectus. These financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS

     The estimated expenses, other than underwriting discounts and commissions, in connection with the offering of the Class A Common Stock, are as follows:

Registration Fee -- Securities and Exchange Commission......  $ 4,962
Printing and Engraving Expenses.............................    5,000
Legal Fees and Expenses.....................................   25,000
Accounting Fees and Expenses................................   25,000
Miscellaneous...............................................    5,000
                                                              -------
          Total.............................................  $64,962
                                                              =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     AIMCO's charter limits the liability of AIMCO's directors and officers to AIMCO and its stockholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its stockholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received, or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This provision does not limit the ability of the Company or its stockholders to obtain other relief, such as an injunction or rescission.

     AIMCO's charter and bylaws require AIMCO to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by Maryland law. The Maryland General Corporation Law permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (x) was committed in bad faith or (y) was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

     The Company has entered into agreements with certain of its officers, pursuant to which the Company has agreed to indemnify such officers to the fullest extent permitted by applicable law.

     The Agreement of Limited Partnership (the "Operating Partnership Agreement") of the AIMCO operating partnership also provides for indemnification of AIMCO, or any director or officer of AIMCO, in its capacity as the previous general partner of the AIMCO operating partnership, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees), fines, settlements and other amounts incurred in connection with any actions relating to the operations of the AIMCO operating partnership, as set forth in the operating partnership Agreement.

     Section 11.6 of the Apartment Investment and Management Company 1997 Stock Award and Incentive Plan (the "1997 Plan"), Section 2.8 of the Amended and Restated Apartment Investment and Management Company Non-Qualified Employee Stock Option Plan (the "Non-Qualified Plan"), Section 2.8 of the Apartment Investment and Management Company 1996 Stock Award and Incentive Plan (the "1996 Plan"), and Section 6.7 of the 1994 Stock Option Plan of Apartment Investment and Management Company (the "1994 Plan") specifically provide that, to the fullest extent permitted by law, each of the members of the Board of Directors of AIMCO (the "Board"), the Compensation Committee of the Board and each of the directors, officers and employees of AIMCO, any AIMCO subsidiary, the AIMCO operating partnership and any subsidiary of the AIMCO operating partnership shall be held harmless and indemnified by AIMCO for any liability, loss (including amounts paid in settlement), damages or expenses (including reasonable attorneys' fees) suffered by virtue of any determinations, acts or failures to act, or alleged acts or failures to act, in connection with the administration of the 1997 Plan, the Non-Qualified Plan, the 1996 Plan or the 1994 Plan, as the case may be, so long as such person is not determined by a final adjudication to be guilty of willful misconduct with respect to such determination, action or failure to act.

ITEM 16. EXHIBITS.

          *4.1           -- Specimen certificate for Class A Common Stock
                            (incorporated by reference from AIMCO's Registration
                            Statement on Form 8-A filed on July 19, 1994).
          *5.1           -- Opinion of Piper Marbury Rudnick & Wolfe LLP dated
                            December 13, 1999 regarding the validity of the
                            Securities offered hereby.
          *8.1           -- Opinion of Skadden, Arps, Slate, Meagher & Flom LLP dated
                            December 13, 1999 regarding tax matters.
         *23.1           -- Consent of Piper Marbury Rudnick & Wolfe LLP dated
                            December 13, 1999 (included in their opinion filed as
                            Exhibit 5.1).
         *23.2           -- Consent of Skadden, Arps, Slate, Meagher & Flom LLP dated
                            December 13, 1999 (included in their opinion filed as
                            Exhibit 8.1).
          23.3           -- Consent of Ernst & Young LLP, Denver, Colorado, dated
                            December 8, 1999.
          24.1           -- Power of Attorney (included on page II-4).

---------------

* Filed previously.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                               POWER OF ATTORNEY

     Each person whose signature appears below authorizes Peter Kompaniez and Patrick J. Foye, and each of them, each of whom may act without joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to execute in the name of each such person who is then an officer or director of Apartment Investment and Management Company, and to file any amendments (including post-effective amendments) to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Amendment No. 1 to Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 15th day of December, 1999.

                                            APARTMENT INVESTMENT AND
                                            MANAGEMENT COMPANY

                                            By:   /s/ PETER K. KOMPANIEZ
                                              ----------------------------------
                                                     Peter K. Kompaniez
                                                         President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                /s/ TERRY CONSIDINE*                   Chairman of the Board and     December 15, 1999
-----------------------------------------------------    Chief Executive Officer
                   Terry Considine                       (Principal Executive
                                                         Officer)

               /s/ PETER K. KOMPANIEZ                  Vice Chairman, President and  December 15, 1999
-----------------------------------------------------    Director
                 Peter K. Kompaniez

               /s/ PAUL J. MCAULIFFE*                  Executive Vice President-     December 15, 1999
-----------------------------------------------------    Capital Markets and Chief
                  Paul J. McAuliffe                      Financial Officer

               /s/ RICHARD S. ELLWOOD*                 Director                      December 15, 1999
-----------------------------------------------------
                 Richard S. Ellwood

                /s/ J. LANDIS MARTIN*                  Director                      December 15, 1999
-----------------------------------------------------
                  J. Landis Martin

                /s/ THOMAS L. RHODES*                  Director                      December 15, 1999
-----------------------------------------------------
                  Thomas L. Rhodes

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                 /s/ JOHN D. SMITH*                    Director                      December 15, 1999
-----------------------------------------------------
                    John D. Smith

             *By: /s/ PETER K. KOMPANIEZ
  ------------------------------------------------
                 Peter K. Kompaniez
            Attorney-in-Fact for each of
                the persons indicated

                                 EXHIBIT INDEX

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
          *4.1           -- Specimen certificate for Class A Common Stock
                            (incorporated by reference from AIMCO's Registration
                            Statement on Form 8-A filed on July 19, 1994).
          *5.1           -- Opinion of Piper Marbury Rudnick & Wolfe LLP dated
                            December 13, 1999 regarding the validity of the
                            Securities offered hereby.
          *8.1           -- Opinion of Skadden, Arps, Slate, Meagher & Flom LLP dated
                            December 13, 1999 regarding tax matters.
         *23.1           -- Consent of Piper Marbury Rudnick & Wolfe LLP dated
                            December 13, 1999 (included in their opinion filed as
                            Exhibit 5.1).
         *23.2           -- Consent of Skadden, Arps, Slate, Meagher & Flom LLP dated
                            December 13, 1999 (included in their opinion filed as
                            Exhibit 8.1)
          23.3           -- Consent of Ernst & Young LLP, Denver, Colorado, dated
                            December 8, 1999
          24.1           -- Power of Attorney (included on page II-4).

---------------

* Filed previously.